UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Revisions of non-consolidated and consolidated earning projections for the fiscal year ending March 31, 2006

(Under Japanese GAAP)

Tokyo, November 24, 2005 —Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi ) today announced that it has revised the non-consolidated and consolidated earning projections for the fiscal year ending March 31, 2006.

1.	Non-consolidated earning projections for the fiscal year ending March 31, 2006

MUFG has revised the non-consolidated earning projections for the fiscal year ending March 31, 2006 as follows mainly due to increases in dividends received from its subsidiaries. [The following is the aggregate amount of former Mitsubishi Tokyo Financial Group’s non-consolidated interim financial results (from April to September for the fiscal year ending March 31, 2006) and MUFG’s non-consolidated projected earnings (from October to March for the fiscal year ending March 31, 2006).]

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Increase
Operating profit	315.0	1,030.0	715.0	226.9%
Ordinary profit	285.0	1,000.0	715.0	250.8%
Net income	285.0	1,000.0	715.0	250.8%

*	Announced on May 25, 2005

2.	Consolidated earning projections for the fiscal year ending March 31, 2006

MUFG has revised the consolidated earning projections for the fiscal year ending March 31, 2006 as follows mainly due to increases in income and profits in its interim financial results. [The following is the aggregate amount of former Mitsubishi Tokyo Financial Group’s consolidated interim financial results (from April to September for the fiscal year ending March 31, 2006) and MUFG’s consolidated projected earnings (from October to March for the fiscal year ending March 31, 2006).]

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Increase
Ordinary income	3,850.0	4,085.0	235.0	6.1%
Ordinary profit	900.0	990.0	90.0	10.0%
Net income	400.0	520.0	120.0	30.0%

*	Announced on May 25, 2005

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-7455

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of the MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For the important factors that could cause these differences, please see MUFG’s latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Reference

The aggregate amount of Mitsubishi UFJ Financial Group and former UFJ Holdings’

consolidated earning projections for the fiscal year ending March 31, 2006

The aggregate amount of Mitsubishi UFJ Financial Group (MUFG) and former UFJ Holdings’ consolidated earning projections for the fiscal year ending March 31, 2006 is as follows;

[The following is the aggregate amount of former Mitsubishi Tokyo Financial Group and former UFJ Holdings’ consolidated interim financial results (from April to September for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Financial Group’s consolidated projected earnings (from October to March for the fiscal year ending March 31, 2006).]

MUFG projects ¥1,345 billion in consolidated ordinary profit and ¥930 billion in consolidated net income for the fiscal year ending March 31, 2006, which exceeds the previously announced earnings projections in May 2005 by ¥185 billion and ¥390 billion respectively. This increase is mainly due to the fact that the aggregate amount of former Mitsubishi Tokyo Financial Group and former UFJ Holdings’ consolidated income and profits for the interim period exceeded the previously announced earnings projections in May 2005 for reasons described below.

*	Announced on May 25, 2005

[Regarding the aggregate amount of former Mitsubishi Tokyo Financial Group and former UFJ Holdings’ interim financial results for the six months ended September 30, 2005]

➢	Consolidated net income was ¥711.7 billion mainly due to the fact that the aggregate amount of the subsidiary banks’ non-consolidated net business profits exceeded projections, and also due to the decrease in credit related costs and gains on sales of equity securities.

➢	The main reason that the increase in consolidated net income was greater than the increase in consolidated ordinary profit was due to the increase in reversal of allowance for credit losses which increased our special gains.

*	Announced on May 25, 2005